Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


From:     The Office of Bill Donaldson
Sent:     Thursday, July 20, 2000 3:55 AM
To:       *Aetna USHC Employees.; *Corporate Center Employees
Subject:  Current Challenges, Future Prospects

This is a historic day for Aetna. Our announced sale of our financial services and international businesses to ING Group means Aetna will represent one business: the nation's largest health care benefits company, with 19.5 million health members, 14.8 million dental members and 11.5 million group insurance members. After this sale closes, Aetna U.S. Healthcare, Aetna Group Insurance, Large Case Pensions and Aetna Global Benefits will become the "new Aetna."

Going forward, your job and mine is to focus on one primary goal: becoming the premier health care company in terms of value delivered to shareholders, plan sponsors, members and other important constituencies.

I believe we can reach our potential by keeping in perspective who we are, what we do and by aggressively carrying out our plans to revamp our business model, while implementing a strategy that will allow us to be on the leading edge of health care in the future.

Our health company has considerable competitive strengths: broad geographic reach, strong market positions, a large membership base, comprehensive product offerings, extensive provider networks and information technology expertise. Most important, we have a dedicated corps of employees who are recognized experts in their fields.

While Tuesday's announcement regarding rising health costs indeed was a disappointment, I believe it also serves to underscore the importance of following through on the work we already have begun in our health business.

We are working diligently to improve our financial performance and to restore our relationships with physicians, hospitals and members. We are taking concrete steps to better leverage the strengths I mentioned above. We are remaking our business model to keep pace with the evolution of the marketplace to a more consumer-centric health system that offers more customization, flexibility and choice.

While you will be hearing more about our specific initiatives in the coming weeks, our plans include: -- Restructuring our product portfolio to provide greater balance in our range of offerings, including the introduction of new products for January 2001 that focus on meeting consumer desires for greater personalization, flexibility and choice, and which are priced accordingly; -- Improving relations with doctors and hospitals by eliminating unnecessary requirements and streamlining processes to eliminate hassles, while negotiating sensible contracts that meet the needs of all parties; -- Leveraging Aetna's vast health care information technology assets to meet constituents' demand and achieve efficiencies; -- Providing increased flexibility to regional management to address issues that arise locally, where care is delivered; -- Being selective about which markets to compete in for each of our products, with an eye toward achieving profitable businesses everywhere we compete; -- Realigning management and employee incentives to encourage cross-functional cooperation and solid business results; -- Restructuring sales and broker compensation to encourage account retention and new business development; and -- Strengthening management, starting with the selection of a new CEO with dynamic leadership abilities.

This is a tall order, I know. In fact, working at the "new Aetna" may be challenging for a while, but I can assure you that it also will be stimulating and rewarding for all of us.

With our continued best efforts, we can usher in a new era of greater growth and prosperity for the health business.

Thanks for your continued support.

--Bill

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Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.